# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oportun Financial Corp, CIK 0001538716
CUSIP: 68376D104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2 CIRCLE STAR WAY, SAN CARLOS, California (CA), 94070
Date of event which requires filing of this statement: 03/20/2025
Amends the filing with accession number 0001193805-23-001534
Filed by CIK 0001776724
Persons authorized to receive notices and communications: Ryan Voerg, FINDELL CAPITAL MANAGEMENT LLC, 88 Pine Street, Suite 2240, New York, New York (NY), 10005, 646-907-5217; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Findell Capital Partners LP (CIK 0001776724): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,961,000; sole dispositive power 0; shared dispositive power 1,961,000; aggregate amount beneficially owned 1,961,000 (5.4% of the class)
- Finn Management GP LLC (CIK 0001830715): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,271,300; sole dispositive power 0; shared dispositive power 3,271,300; aggregate amount beneficially owned 3,271,300 (9.1% of the class)
- FINDELL CAPITAL MANAGEMENT LLC (CIK 0001814465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,271,300; sole dispositive power 0; shared dispositive power 3,271,300; aggregate amount beneficially owned 3,271,300 (9.1% of the class)
- Finn Brian (CIK 0001830717): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,271,300; sole dispositive power 0; shared dispositive power 3,271,300; aggregate amount beneficially owned 3,271,300 (9.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Oportun Financial Corp
Address of issuer's principal executive offices: 2 CIRCLE STAR WAY, SAN CARLOS, California (CA), 94070

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended as follows:

FCM invested a total of $11,629,871, including brokerage commissions, to purchase 3,271,300 Shares. The source of funds was FCM's capital available for investment. FCM may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 20, 2025, the Reporting Persons issued a press release and open letter (the "March 20 Letter") to the Board of Directors (the "Board") and stockholders of the Issuer calling for leadership change at the Board and announcing their intent to nominate two highly qualified director candidates with lending experience for election at the Issuer's upcoming annual meeting to replace CEO Raul Vazquez and Lead Director R. Neil Williams. In the March 20 Letter, the Reporting Persons expressed their concerns with the continued leadership of the Issuer and the Board by directors whom the Reporting Persons believe do not possess adequate experience in specialty lending. The Reporting Persons also highlighted their efforts over the past two years to push for operational improvements, cost reductions, and better oversight at the Issuer, noting that while some progress has been made following the addition of directors with lending experience, the Board remains largely comprised of individuals lacking the necessary expertise.

The foregoing description of the March 20 Letter does not purport to be complete and is qualified in its entirety by reference to the March 20 Letter, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons beneficially owned 3,271,300 Shares in the aggregate, representing approximately 9.1% of the outstanding Shares, including (i) 1,961,000 Shares held directly by FCP, representing approximately 5.4% of the outstanding Shares, and (ii) 1,310,300 Shares held in certain separately managed accounts. The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 36,134,274 Shares outstanding, as of February 14, 2025, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2025.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Since the filing of Amendment No. 5 to the Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares, except as set forth on Exhibit 1.

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Shares

99.1 - March 20 Letter

## Signatures
- Findell Capital Partners LP: /s/ Brian A. Finn, Brian A. Finn, Managing Member of Finn Management GP LLC, its General Partner (03/21/2025)
- Finn Management GP LLC: /s/ Brian A. Finn, Brian A. Finn, Managing Member (03/21/2025)
- FINDELL CAPITAL MANAGEMENT LLC: /s/ Brian A. Finn, Brian A. Finn, Member (03/21/2025)
- Finn Brian: /s/ Brian A. Finn, Brian A. Finn (03/21/2025)